Dreyfus
Appreciation Fund, Inc.

SEMIANNUAL REPORT June 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Appreciation Fund, Inc. covers the six-month period from January 1, 2004, through June 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Fayez Sarofim, of Fayez Sarofim & Co., the fund's sub-investment adviser.

Although the U.S. economy increasingly showed signs of sustainable growth during the first half of 2004, most major stock-market indices generally ended the reporting period only slightly higher than where they began. The positive effects of rising corporate earnings were largely offset by uncertainty related to the situation in Iraq, renewed inflationary pressures and potentially higher interest rates. In fact, on the last day of the reporting period, the Federal Reserve Board raised short-term rates in what many analysts believe is the first in a series of gradual increases.

To many investors, the move to a less accommodative monetary policy marks the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for you to stay in close contact with your financial advisor, who can help you position your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2004



DISCUSSION OF FUND PERFORMANCE

Fayez Sarofim, Portfolio Manager
Fayez Sarofim & Co., Sub-Investment Adviser

How did Dreyfus Appreciation Fund, Inc. perform relative to its benchmark?

For the six-month period ended June 30, 2004, the fund produced a total return of 2.09%.[1] For the same period, the total return of the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), was 3.44%.[2]

The S&P 500 Index ended the reporting period only modestly higher than where it began because of concerns regarding ongoing instability in Iraq and the potential effects of higher interest rates on corporate earnings. Strong contributions from the fund's energy, pharmaceutical and consumer discretionary holdings were partially offset by relative weakness in the technology, consumer staples and financial services areas, and as a result, the fund produced a return that was roughly in line with its benchmark.

What is the fund's investment approach?

The fund invests primarily in large, well-established multinational growth companies that we believe are solidly positioned to weather difficult economic climates and thrive in more favorable environments. We focus on purchasing growth stocks at a price we consider to be justified by a company's fundamentals. The result is a portfolio of stocks in prominent companies selected for their sustained patterns of profitability, strong balance sheets, expanding global presence and above-average growth potential.

At the same time, we manage the fund in a manner particularly well-suited to long-term investors. Our investment approach is based on targeting long-term growth rather than short-term profit. Generally, we buy and sell relatively few stocks during the course of the year, helping to minimize investors' tax liabilities and reduce trading costs.[3]

What other factors influenced the fund's performance?

Stocks were affected during the reporting period by the possible re-emergence of long-dormant inflationary pressures as evidenced by a stronger U.S. labor market, surging energy prices and higher prices for basic materials. In response, the Federal Reserve Board raised short-term interest rates on June 30, the last day of the reporting period. These generally adverse factors largely offset other, more positive market influences, including reports of higher earnings from many U.S. and multinational corporations.

In addition, the high-quality, large-capitalization stocks in which the fund invests appeared to begin to return to favor among investors, recently outperforming the smaller, lower-quality equities that had led the market's advance in 2003. Investors apparently now believe that earnings from larger, more established companies are likely to hold up better than those of smaller, more speculative businesses in the next phase of the U.S. economic cycle.

In this changing environment, the fund's performance received strong contributions from its energy holdings. Major integrated oil companies, such as ExxonMobil, Chevron Texaco and ConocoPhillips, benefited from rising energy prices amid rising industrial demand and limited supplies of oil. Large pharmaceutical companies, including Johnson & Johnson, Merck & Co. and Abbott Laboratories, began to recover from earlier weakness as investors responded favorably to their low valuations and healthy dividends.

The fund also received good results from many of its consumer discretionary holdings. Shares of retailer Target benefited when the company began the process of selling its department store division. Diversified publisher The McGraw-Hill Cos. saw its stock price rise in the wake of strong results from its education division and the effects of improving financial markets on its Standard & Poor's subsidiary. Shares of luxury beauty products purveyor Estee Lauder Cos. continued their march upward as ongoing skillful execution of its business plan drove profitability.

On a less positive note, the fund's return was hindered by its under-weighted position in information technology stocks, few of which met our investment criteria, and disappointments among individual holdings in the financial services area. Shares of financial conglomerate Citigroup were hurt by news of the company's settlement of litigation regarding its role as advisor to former telecommunications giant WorldCom; Marsh & McClennan Cos. saw its shares fall when it became subject to an investigation into its insurance division; and government mortgage agencies Fannie Mae and Freddie Mac continued to suffer headline risk in this election year. In addition, the fund's holdings in consumer staples lagged as investors turned their attention away from traditionally defensive market sectors.

What is the fund's current strategy?

Consistent with our long-term investment perspective, we made few changes to the fund during the reporting period, except that we eliminated its positions in Bell South, SBC Communications and Ford Motor Capital Trust II. The "baby bells" have encountered heightened competitive pressures, which we were concerned might hurt their earnings and dividend growth. Ford also has suffered from competition-related issues and heavy inventory levels.

In our judgment, U.S. and multinational companies may now be reaching the peak of profitability for the current business cycle. As earnings growth becomes more difficult to attain, it seems likely to us that investors will turn their attention to larger, better-known companies with histories of consistent earnings.

July 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3] *Achieving tax efficiency is not a part of the fund's investment objective, and there can be no guarantee that the fund will achieve any particular level of taxable distributions in future years. In periods when the manager has to sell significant amounts of securities (e.g., during periods of significant net redemptions or changes in index components) funds can be expected to be less tax efficient than during periods of more stable market conditions and asset flows.*

STATEMENT OF INVESTMENTS

June 30, 2004 (Unaudited)

Common Stocks—97.2%	Shares	Value ($)
Apparel—.9%		
Christian Dior	600,000 [a]	**38,883,477**
Banking—7.5%		
Bank of America	975,000	82,504,500
Federal Home Loan Mortgage	950,000	60,135,000
Federal National Mortgage Association	1,900,000	135,584,000
SunTrust Banks	675,000	43,868,250
		322,091,750
Capital Goods—5.7%		
Emerson Electric	1,000,000	63,550,000
General Electric	5,600,000	181,440,000
		244,990,000
Consumer Staples—5.2%		
Wal-Mart Stores	2,100,000	110,796,000
Walgreen	3,180,000	115,147,800
		225,943,800
Diversified Financials—8.8%		
American Express	1,700,000	87,346,000
Citigroup	3,600,333	167,415,485
JP Morgan Chase & Co.	1,775,000	68,816,750
Merrill Lynch	1,050,000	56,679,000
		380,257,235
Energy—12.9%		
BP, ADR	2,300,000	123,211,000
ChevronTexaco	975,000	91,757,250
ConocoPhillips	700,000	53,403,000
Exxon Mobil	5,432,598	241,261,677
Royal Dutch Petroleum	900,000	46,503,000
		556,135,927
Food, Beverage & Tobacco—16.0%		
Altria Group	3,900,000	195,195,000
Anheuser-Busch Cos.	1,520,000	82,080,000
Coca-Cola	3,340,000	168,603,200
Kraft Foods	1,600,000	50,688,000
Nestle, ADR	1,250,000	83,750,000
PepsiCo	2,100,000	113,148,000
		693,464,200

Common Stocks (continued)	Shares	Value ($)
Health Care Equipment & Services–.3%		
Hospira	160,000 [b]	4,416,000
Medco Health Solutions	222,507 [b]	8,344,013
		12,760,013
Hotels Restaurants & Leisure–.9%		
McDonald's	1,525,000	**39,650,000**
Household & Personal Products–6.1%		
Colgate-Palmolive	1,010,000	59,034,500
Estee Lauder Cos., Cl. A	800,000	39,024,000
Procter & Gamble	3,060,000	166,586,400
		264,644,900
Insurance–5.5%		
American International Group	1,200,000	85,536,000
Berkshire Hathaway, Cl. A	820 [b]	72,939,000
Marsh & McLennan Cos.	1,750,000	79,415,000
		237,890,000
Media/Entertainment–3.1%		
Fox Entertainment Group, Cl. A	782,700 [b]	20,898,090
McGraw-Hill Cos.	1,100,000	84,227,000
News, ADR	120,000 [a]	4,250,400
Time Warner	1,407,500 [b]	24,743,850
		134,119,340
Pharmaceuticals & Biotechnology–13.9%		
Abbott Laboratories	1,600,000	65,216,000
Johnson & Johnson	2,800,000	155,960,000
Eli Lilly & Co.	765,000	53,481,150
Merck & Co.	1,845,000	87,637,500
Pfizer	6,075,000	208,251,000
Roche Holding, ADR	300,000	29,737,500
		600,283,150
Retailing–1.3%		
Target	1,300,000	**55,211,000**
Semiconductors & Semiconductor Equipment–4.9%		
Intel	7,650,000	**211,140,000**
Software & Services–2.8%		
Microsoft	4,250,000	**121,380,000**

Common Stocks (continued)	Shares	Value ($)
Technology Hardware & Equipment—.4%		
International Business Machines	200,000	**17,630,000**
Transportation—1.0%		
United Parcel Service, Cl. B	600,000	**45,102,000**
Total Common Stocks		
(cost $3,105,364,577)		**4,201,576,792**

Preferred Stocks—1.5%		
Automobiles & Components—.2%		
Ford Motor Capital Trust II, Conv., $3.25	150,000	**8,214,000**
Media/Entertainment—1.3%		
News Corp, ADR, Cum.,$.4428	1,650,000	**54,252,000**
Total Preferred Stocks		
(cost $52,710,813)		**62,466,000**

Short-Term Investments—3.7%	Principal Amount ($)	Value ($)
U.S, Treasury Bills:		
.90%, 7/1/2004	77,527,000	77,527,000
.86%, 7/8/2004	58,569,000	58,557,286
.98%, 7/15/2004	14,524,000	14,517,319
1.06%, 7/29/2004	3,774,000	3,770,603
.95%, 8/12/2004	6,014,000	6,005,761
Total Short-Term Investments		
(cost $160,382,867)		**160,377,969**

Investment of Cash Collateral for Securities Loaned—.9%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund		
(cost $38,318,001)	38,318,001 c	**38,318,001**

Total Investments (cost $3,356,776,258)	**103.3%**	**4,462,738,762**
Liabilities, Less Cash and Receivables	**(3.3%)**	**(140,549,140)**
Net Assets	**100.0%**	**4,322,189,622**

a   *A portion of these securities is on loan. At June 30, 2004, the total market value of the fund's securities on loan is $36,655,768 and the total market value of the collateral held by the fund is $38,318,001.*

b   *Non-income producing.*

c   *Investment in affiliated money market mutual fund.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
June 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities on loan, valued at $36,655,768)–Note 1(c):		
Unaffiliated issuers	3,318,458,257	4,424,420,761
Affiliated issuers	38,318,001	38,318,001
Cash		4,920,590
Receivable for shares of Common Stock subscribed		6,169,876
Dividends and interest receivable		5,960,224
Receivable for investment securities sold		5,428,603
Prepaid expenses		135,063
		4,485,353,118
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		2,147,136
Due to Fayez Sarofim & Co.		981,534
Payable for shares of Common Stock redeemed		120,392,473
Liability for securities on loan–Note 1(c)		38,318,001
Accrued expenses		1,324,352
		163,163,496
Net Assets ($)		**4,322,189,622**
Composition of Net Assets ($):		
Paid-in capital		3,220,514,403
Accumulated undistributed investment income–net		22,831,833
Accumulated net realized gain (loss) on investments		(27,119,118)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		1,105,962,504
Net Assets ($)		**4,322,189,622**
Shares Outstanding		
(300 million shares of $.001 par value Common Stock authorized)		114,003,053
Net Asset Value, offering and redemption price per share ($)		**37.91**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2004 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $563,956 foreign taxes withheld at source)	42,070,859
Interest	576,590
Income from securities lending	158,294
Total Income	**42,805,743**
Expenses:	
Investment advisory fee–Note 3(a)	5,897,615
Sub-Investment advisory fee–Note 3(a)	5,726,057
Shareholder servicing costs–Note 3(b)	7,912,362
Prospectus and shareholders' reports	114,370
Registration fees	83,112
Custodian fees–Note 3(b)	80,619
Directors' fees and expenses–Note 3(c)	53,879
Professional fees	30,231
Loan commitment fees–Note 2	10,971
Miscellaneous	56,314
Total Expenses	**19,965,530**
Investment Income–Net	**22,840,213**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	2,129,759
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	59,325,053
Net Realized and Unrealized Gain (Loss) on Investments	**61,454,812**
Net Increase in Net Assets Resulting from Operations	**84,295,025**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Operations ($):		
Investment income–net	22,840,213	43,573,434
Net realized gain (loss) on investments	2,129,759	(28,231,960)
Net unrealized appreciation (depreciation) on investments	59,325,053	641,172,330
Net Increase (Decrease) in Net Assets **Resulting from Operations**	**84,295,025**	**656,513,804**
Dividends to Shareholders from ($):		
Investment income–net	**(755,222)**	**(43,629,479)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	808,112,197	1,115,149,789
Dividends reinvested	690,044	40,095,009
Cost of shares redeemed	(552,192,352)	(914,570,827)
Increase (Decrease) in Net Assets **from Capital Stock Transactions**	**256,609,889**	**240,673,971**
Total Increase (Decrease) in Net Assets	**340,149,692**	**853,558,296**
Net Assets ($):		
Beginning of Period	3,982,039,930	3,128,481,634
End of Period	**4,322,189,622**	**3,982,039,930**
Undistributed investment income–net	22,831,833	746,842
Capital Share Transactions (Shares):		
Shares sold	21,434,845	33,593,113
Shares issued for dividends reinvested	18,456	1,104,628
Shares redeemed	(14,678,407)	(27,727,163)
Net Increase (Decrease) in Shares Outstanding	**6,774,894**	**6,970,578**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,				
		2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	37.14	31.20	38.02	42.93	45.73	42.07
Investment Operations:						
Investment income–net[a]	.20	.42	.31	.28	.29	.23
Net realized and unrealized gain (loss) on investments	.58	5.93	(6.81)	(4.88)	.42	3.97
Total from Investment Operations	.78	6.35	(6.50)	(4.60)	.71	4.20
Distributions:						
Dividends from investment income–net	(.01)	(.41)	(.30)	(.31)	(.29)	(.23)
Dividends from net realized gain on investments	–	–	(.02)	–	(3.09)	(.31)
Dividends in excess of net realized gain on investments		–	–	–	(.13)	–
Total Distributions	(.01)	(.41)	(.32)	(.31)	(3.51)	(.54)
Net asset value, end of period	37.91	37.14	31.20	38.02	42.93	45.73
Total Return (%)	2.09[b]	20.39	(17.14)	(10.75)	1.80	9.97
Ratios/Supplemental Data (%):						
Ratio of operating expenses to average net assets	.47[b]	.96	.97	.91	.88	.88
Ratio of interest expense and loan commitment fees to average net assets	.00[b,c]	.00[c]	.00[c]	.00[c]	.01	.01
Ratio of net investment income to average net assets	.54[b]	1.28	.90	.72	.64	.51
Portfolio Turnover Rate	.96[b]	4.73	1.77	5.03	4.28	11.77
Net Assets, end of period ($ x 1,000)	4,322,190	3,982,040	3,128,482	3,394,522	3,846,196	4,742,081

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
[c] Amount represents less than .01%.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Appreciation Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with long-term capital growth consistent with the preservation of capital. Its secondary goal is current income. The Dreyfus Corporation ("Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Fayez Sarofim & Co. ("Sarofim") serves as the fund's sub-investment adviser. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the fund's Board. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the fund received net earnings credits of $1,326 during the period ended June 30, 2004 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain other money market mutual funds managed by Dreyfus as shown in the fund's Statement of Investments. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $16,524,064 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $264,160 of the carryover expires in fiscal 2010 and $16,259,904 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2003 was as follows: ordinary income $43,629,479. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended June 30, 2004, the fund did not borrow under the Facility.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Fees payable by the fund pursuant to the provisions of an Investment Advisory Agreement with Dreyfus and a Sub-Investment Advisory Agreement with Sarofim are payable monthly, computed on the average daily value of the fund's net assets at the following annual rates:

Average Net Assets	Dreyfus	Sarofim
0 up to $25 million	.44 of 1%	.11 of 1%
$25 million up to $75 million	.37 of 1%	.18 of 1%
$75 million up to $200 million	.33 of 1%	.22 of 1%
$200 million up to $300 million . . .	.29 of 1%	.26 of 1%
In excess of $300 million.	.275 of 1%	.275 of 1%

(b) Under the Shareholder Services Plan, the fund pays the Distributor for the provision of certain services at the annual rate of .25 of 1% of the value of the fund's average daily net assets. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended June 30, 2004, the fund was charged $5,283,487 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2004, the fund was charged $612,968 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended June 30, 2004, the fund was charged $80,619 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $1,009,812, shareholder services plan fees $905,157, custodian fees $51,860 and transfer agency per account fees $180,307.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2004, amounted to $344,520,489 and $39,340,974, respectively.

At June 30, 2004, accumulated net unrealized appreciation on investments was $1,105,962,504, consisting of $1,177,240,618 gross unrealized appreciation and $71,278,114 gross unrealized depreciation.

At June 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTES

For More Information

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request to info@dreyfus.com

On the Internet Information can be viewed online or downloaded from:

http://www.dreyfus.com

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

Dreyfus Appreciation Fund, Inc.
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Fayez Sarofim & Co.
Two Houston Center
Suite 2907
Houston, TX 77010

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

0141SA0604